Exhibit 99.1

Stock Option
Exchange

Stock Option Exchange
  Disclosure
  What does this mean and why now
  Who does this impact
  Overview of current options
  Overview of expected exchange
  What to watch for

Disclosure
  The Stock Option Exchange described in this presentation has not commenced, and the Company may decide to not implement the
 Stock Option Exchange. The Company will file a Tender Offer
 Statement on Schedule TO with the SEC upon the commencement of the Stock Option Exchange. Persons who may be eligible to participate in the Stock Option Exchange should read the Tender
 Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the
 Stock Option Exchange.  The Company's stockholders and stock option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov.

What Does this Mean and Why Now
  Offer to Exchange Current Stock Options for
 New Stock Options
  Purpose of Stock Options
  Current Outstanding Stock Options
  Compliant with NYSE
  Current Stock Price

Who Does this Impact?
  Shareholders approved this exchange offer at the
 shareholder meeting in June 2010
  Stock options eligible for the exchange offer will:
 - Have an exercise price greater than the highest stock price in the last
 52 weeks
 - Have a remaining life greater than 1 year from the close of the stock option exchange offer
  Named executive officers and board members are not
 eligible for the stock option exchange

Overview of Current Stock Options
6/23/02 6/27/03 6/24/04 6/23/05 6/20/06 6/27/07 10/2/08 6/25/09 6/23/10

Overview of Stock Option Exchange
  Provide You an Opportunity to Exchange
 Certain “Underwater” Options for New
 Options
  New Options Intended to be Approximately
 Equal in Fair Value to Old Options

Overview of Stock Option Exchange
  New Option Features
 • Exercise Price = Closing Price on Day Stock
 Option Exchange Offer Closes
 • Will Have 5 Year Life From Date New Option
 Granted
 • Will vest over 2 years (50% after 1 year anniversary)

Overview of Stock Option Exchange
Old Option Price Or Date	Illustrative Exchange Ratio
> $6.00	6:1
$5.00 up to $6.00	5:1
$3.00 up to $5.00	3:1
$1.78 up to $3.00	4:1
6/26/07 and 6/20/06 Grants	2:1

Stock Option Exchange Example

What to Watch For ….
  Further Communications and Stock Option
 Exchange Offer Related Filings
  Projected Stock Option Exchange Offer
 Commencement Date
  Stock Option Exchange Offer Closing Date

What to Watch For ….
  Stock Option Exchange Offer will be managed on the Web
 with detailed explanations and a model available for you use.
  When we launch the Stock Option Exchange Offer, we will
 provide information to assist you in making your own
 informed decision on the Stock Option Exchange Offer.
 However, we are not making any recommendation as to
 whether you should or should not participate in the Stock
 Option Exchange Offer. You should speak to your own
 outside legal counsel, accountant, or financial advisor for further advice. No one from Rite Aid is, or will be, authorized to provide you with additional information in this regard.